August 10, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christine Westbrook

Tracey Houser

Daniel Gordon

Re:	Dermata Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333- 256997

Acceleration Request

Requested Date: August 12, 2021

Requested Time: 5:00 p.m. Eastern Time

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Dermata Therapeutics, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at the “Requested Date” and “Requested Time” set forth above or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff.

Please call Steven M. Skolnick of Lowenstein Sandler LLP at (973) 597-2476 to confirm the effectiveness of the Registration Statement or with any questions.

Sincerely,

DERMATA THERAPEUTICS, INC.

By:	/s/ Gerald T. Proehl

Name:	Gerald T. Proehl
Title:	Chief Executive Officer